Mail Stop 3233
                                                                December 11,
2018

     Via E-mail
     Allen R. Hartman
     Hartman Short Term Income Properties XX, Inc.
     2909 Hillcroft Suite 420
     Houston, TX 77057

            Re:    Hartman Short Term Income Properties XX, Inc.
                   Amendment No. 3 to Registration Statement on Form S-4 Filed November 14, 2018
                   File No. 333-221930

     Dear Mr. Hartman:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2018 letter.

     General

        1. In your next amendment, please update your historical and pro-forma financial information in accordance with Rule 8-08 of Regulation S-X.

     Management's Discussion and Analysis..., page 112

     Quantitative and Qualitative Disclosures about Market Risk, page 124

        2. We note the disclosure that some of the credit facilities described in this section have maturity dates that have expired. Please update the disclosure to describe if HARTMAN
           XX is currently in default under these agreements or if additional extensions have been obtained.
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
December 11, 2018
Page 2

The Combined Company, page 168

The SASB Loan, page 173

    3. Please revise your disclosure to disclose how the contribution of properties from each of the merging entities to Hartman SPE, LLC impacts your determination of the accounting acquirer.

    4. Please tell us how you considered giving pro forma effect to the contribution of properties by each of the merging entities to Hartman SPE, LLC, and to the mortgage loan obtained by Hartman SPE, LLC.

    5. We note the number of properties contributed to Hartman SPE, LLC by Hartman XX and
       HI-REIT are inconsistent throughout the document. Please revise in your next amendment.

The Merger Agreements, page 237

Merger Consideration, page 238

    6. It appears that the relative net asset valuations for the merging entities utilized to determine the merger exchange ratios are based on appraisals of the NAV of the shares of each entity as of December 31, 2016. Please clarify if this is the case. To the extent the exchange ratios are based on the December 31, 2016 appraisal values, please revise your filing to clarify this point, and to also clearly disclose that more recent appraisals obtained in September or October 2018 for the properties contributed to Hartman SPE,
       LLC, or obtained in March 2018 for the properties not contributed to Hartman SPE, LLC, were not utilized in determining the exchange ratios.

Hartman Short Term Income Properties XIX, Inc. and Subsidiaries

Consolidated Statements of Operations, App II-3

    7. We note your response to our prior comment 5. However, it appears that net income is not adjusted for preferred stock dividends on the face of Hartman XIX's income statement for the three and six months ended June 30, 2018 and 2017, which is inconsistent with the accounting treatment presented on the face of Hartman XIX's income statement for the years ended December 31, 2017 and 2016. Please revise to adjust net income for preferred stock dividends on the face of Hartman XIX's income statement for each period presented. Reference is made to ASC
260-10-45-11.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, App IV-4

    8. We note that you have recorded the values of the real estate assets of Hartman XIX and
       HI-REIT at fair value, based on an August 2018 valuation. Please provide additional
 Allen R. Hartman
Hartman Short Term Income Properties XX, Inc.
December 11, 2018
Page 3

       details about the valuation of these assets, including whether or not this valuation was performed by a third party, the methodologies used to determine values, and any significant estimates or assumptions made.

Exhibit Index

    9. Please provide an active hyperlink directly to each exhibit incorporated by reference. See
       Item 601(a)(2) of Regulation S-K.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Eric McPhee,
Senior Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3655 with any other questions.


                                                             Sincerely,

                                                             /s/ Sonia Gupta
Barros

                                                             Sonia Gupta Barros
                                                             Assistant Director
                                                             Office of Real
Estate and
                                                             Commodities

Aaron C. Hendricson, Esq.